FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004 Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’ securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: July 8, 2004.	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

ASE TEST LIMITED		July 8, 2004

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel. +886-2-8780-5489	email:	Freddie_liu@aseglobal.com
US contact: Clare Lin
US Tel: +1-408-986-6524	email:	clare_lin@aseglobal.com

ASE TEST LIMITED ANNOUNCES June 2004 REVENUES

TAIPEI, TAIWAN, R.O.C JULY 8, 2004 – ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated June 2004 net revenues were US$63.6 million, a new record for the Company. Compared to prior periods, the June figure represents an increase of 88% year-over-year and an increase of 0.1% sequentially. For the second quarter of 2004, the Company’s net revenues increased 96% versus a year ago quarter and 38% compare with previous quarter.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

	June	May	June	Sequential	YoY
(US$000)	2004	2004	2003	Change	Change

Net Revenues	63,609	63,564	33,863	0.1%	88%

	Q2	Q1	Q2	Sequential	YoY
(US$000)	2004	2004	2003	Change	Change

Net Revenues	179,897	130,280	91,701	38%	96%